EXHIBIT 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE FIRST QUARTER OF 2011

BANRO CORPORATION

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS - FIRST QUARTER 2011

The following management’s discussion and analysis ("MD&A"), which is dated as of June 1, 2011, provides a review of the activities, results of operations and financial condition of Banro Corporation (the "Company") as at and for the three month period ended March 31, 2011, as well as future prospects of the Company.  This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three month period ended March 31, 2011 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2010.  All dollar amounts in this MD&A are expressed in thousands of United States dollars unless otherwise specified (the Company’s financial statements are prepared in United States dollars).  Additional information relating to the Company, including the Company's annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
The following MD&A contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of capital costs, future gold production (including the timing thereof), mineral resource and mineral reserve estimates, potential mineralization, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company's projects, failure to establish estimated mineral resources or mineral reserves (the Company's mineral resource and mineral reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), uncertainties relating to the availability and costs of financing needed in the future , fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, the uncertainties involved in interpreting drilling results and other geological data and the other risks involved in the gold exploration and development industry.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition, exploration and development of gold properties.  The Company’s main exploration and development focus is in the South Kivu and Maniema Provinces of the DRC where the Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga.  As well, the Company’s wholly-owned DRC subsidiary, Banro Congo Mining SARL, holds title to 14 exploration permits covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 2,638 square kilometers.

In February 2011, the Company closed an underwritten private placement of 17,500,000 special warrants of the Company (the "Special Warrants") at a price of Cdn$3.25 per Special Warrant for aggregate gross proceeds of Cdn$56,875.  The financing was conducted through a syndicate of investment dealers led by GMP Securities L.P. and included CIBC World Markets Inc., Cormark Securities Inc. and Raymond James Canada Inc.

Each Special Warrant entitled the holder thereof to receive one common share of the Company.  The Special Warrants were exercisable by the holders thereof at any time for no additional consideration.  All the Special Warrants were exercised on March 31, 2011.

Exploration

During the first quarter of 2011 and up to the date of this MD&A, the Company continued its exploration activities at its Twangiza, Namoya, Lugushwa and Kamituga projects.  Exploration activities focused on grass root target generation, delineation of new mineral prospects as well as resource definition.  This exploration program consists of gridding, mapping, soil sampling, stream sediment and rock chip sampling, trenching, auger drilling, and diamond and reverse circulation (RC) drilling.  No ground exploration was undertaken with respect to the Company’s 14 exploration permit areas, although office work included interpretation and updating of geological maps for all the projects.

Twangiza Exploration

The 2011 exploration program at Twangiza focuses on (a) the near mine targets to fully evaluate the Twangiza East and West flanking structures, and (b) regional targets located outside the Twangiza anticline but which have the potential to add substantial resources to the current mineral resource of Twangiza.

The 2011 near deposit exploration is also planned to identify new drill targets within the Twangiza anticlinal structure, while the regional exploration activities will consist of stream sediment sampling, gridding, geological mapping, soil, trench and adit sampling, and auger and diamond drilling.  These activities are planned to be undertaken at the Mufwa, Ntula, Tshondo and Kaziba prospects.  Other targets include the radiometric and southern anomalies and other regional targets yet to be generated from the LIDAR, airborne magnetic and radiometric surveys.

During the first quarter of 2011, the Company completed its second phase of resource definition drilling at Twangiza East and West and continued the second phase of drilling at Ntula. A total of 7 holes totalling 1,241 meters of drilling were completed during the period.

Field work is continuing on all the prospects.

Namoya Project

In January 2011, the Company announced the results of a preliminary assessment of a heap leach project at Namoya (the “Namoya Heap Leach Study”).  The Namoya Heap Leach Study follows on from the preliminary assessment of Namoya completed in 2007 which assumed a CIL (carbon-in-leach) only processing route for the mineral resources.  The Namoya Heap Leach Study, which assumes a heap leach only processing route, was undertaken to assess a lower capital cost alternative to the previous CIL option.

Full details of the Namoya Heap Leach Study are contained in the technical report of SENET dated March 3, 2011 and entitled “Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The 2011 exploration program for Namoya will focus on (a) definition drilling on the four principal deposits of Mwendamboko, Kakula, Muviring and Namoya Summit, (b) the drilling of other targets (Kanguarbe, Seketi, Namoya Summit extension and Namoya Summit-Filon B) within the main grid, and (c) target generation programs on the rest of the concession.  These programs are planned to provide increased confidence on the economic viability of the Namoya project, a function which is required to complete the planned feasibility study.

During the first quarter of 2011, the Company completed its first phase of resource definition drilling at Mwendamboko and Namoya Summit, consisting of 25 resource drill holes totalling 3,069.38 metres. Resource definition drilling is on-going at Kakula and Muvirungu. Since the first quarter of 2011, eight resource drill holes totalling 888.37 metres have been completed.

Exploration drilling consisting of 12 drill holes totalling 840.78 metres was completed by the end of first quarter of 2011 at Namoya Summit-Filon B and Namoya Summit extension areas.
Exploration drilling is continuing on the Namoya Summit extension area.

All samples for carbon-in-leach variability test work have been collected for shipment to the SGS laboratory in Johannesburg, South Africa. Drilling and collection of samples for heap leach test work and dissolution test work is on-going at Namoya. A third Hall Core man-portable drill rig has been mobilized to assist in the drilling program at Namoya.

Lugushwa Project

Exploration work for the first quarter of 2011 at the Lugushwa project focused on regional grassroots exploration covering areas outside the current Lugushwa soil grid.  The target generation and planning process involves the use of historical stream sediment data, interpreted data from airborne geophysics, LIDAR data and regional scale Landsat interpretation.

Additionally, one drill rig was mobilized to Lugushwa from Twangiza for drilling sampling necessary to undertake metallurgical testwork for the Lugushwa project. Metallurgical test work is planned to be undertaken during the second quarter to pave the way for shallow oxide drilling during the third quarter of 2011.

Kamituga Project

The Company commenced ground exploration activities at Kamituga in February 2011.  The exploration activities being undertaken will consist of reviewing and assessing the historical data, stream sediment sampling, gridding, geological mapping, soil, trench and adit sampling, followed by drilling.  The exploration work will initially focus on: (a) regional targets located outside the old mine workings to identify additional zones of oxide mineralization; and (b) bulk tonnage potential in the vicinity of the Little Mobale open pit, where disseminated sulphide wall rock mineralization may have been neglected in the past, when the mining focus was on high grade quartz veins and stockworks.

A soil grid cover over a three kilometer by two kilometer area has been completed over the Kamituga central grid. Further gridding and sampling are on-going at the northeast of the Kamituga central grid. Initial results obtained from sampling show significant anomalies worth following up. Trenching and channel sampling are also on-going at the Kamituga Filon 20 and Tobola prospects. Auger drilling is planned for follow up work on identified soil anomalies.

Twangiza Phase 1 Project Development

During the first quarter of 2011 and up to the date of this MD&A, the Company continued the construction of its Twangiza "Phase 1" oxide mining operation.  The plant and infrastructure design for the Phase 1 processing plant has recently been made to accommodate a step wise increase in oxide processing from the initial design (1.3 million tonnes per annum (“Mtpa”)) to 1.7Mtpa.  In March 2011, the Company announced results of an economic assessment (the “Twangiza Phase 1 Study”) of the Twangiza Phase 1 project utilizing a 1.7 Mtpa oxide processing plant.

Full details of the Twangiza Phase 1 Study are included in the technical report of SENET dated March 9, 2011 (as revised on March 24, 2011) and entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1 Gold Project, South Kivu Province, Democratic Republic of the Congo”.  A copy of this report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company remains on schedule and it is expected that the Twangiza Phase 1 mine will commence gold production in the fourth quarter of 2011.

The following progress has been made in the following key areas with respect to the construction of the Company’s Twangiza Phase 1 mine:

•	Access Roads
Work on bridge upgrades and roads to the Twangiza mine site as well as work on the spine road were completed during fiscal 2010 and maintenance work is on-going.  The road from the National Road 2 to Twangiza was extended by a further 5 kilometres to provide access to the bottom of the tailings management facility (the “TMF”) for construction purposes.  In addition, a road was established from the plant site to a position above the TMF wall. This will allow the tailings pipes to be laid commencing June 2011.  Haul roads will be designed to connect identified mining areas, based on the latest mining schedules, to the plant and stockpiles.

•	Resettlement
To date, 151 households have been resettled.  It is expected that a further 71 households will be compensated and resettled for the remainder of 2011.  In addition to the construction of houses, an additional church and community center is being constructed at the Cinjira resettlement village.  Resettlement is being conducted in a phased manner to suit construction and mining plans and to enable the construction activities to proceed effectively.

•	Processing Plant
Detailed engineering designs have been completed to 95% in all disciplines, and procurement and expediting of goods to site stands at 90% completion.  All bulk earthworks for the plant and accommodation terraces were completed in July 2010.  Concrete work stands at 94% completion and work associated with steelwork, mechanical, electrical and pipe work are approximately 45% completion.

•	Mine Infrastructure
The processing plant was purchased together with a number of prefabricated mobile units that will be used for administration and other mine facilities, including the gold room.  The set up and construction of the administration and plant offices, training centre and medical clinic commenced during fiscal 2010  and are now in use.  Reagent warehouses have been established along with the general store which will be built on the main plant terrace during 2011.  A number of shipping containers are being converted to provide additional plant facilities and workshops. The construction of the fuel storage facility has commenced as well as the installation of the power station in preparation for the commissioning.

•	Accommodation
A camp has been established immediately to the south of the processing plant to provide accommodation during construction of the plant.  This camp is able to accommodate some 184 personnel, comprising 16 duplex units as well as dormitory units.  Additional buildings have been erected to provide a dining area, kitchen, food storage, recreation, laundry facilities and offices.

•	Tailings Management Facility
Design work for the TMF is still in progress; however construction activities have commenced with regards to water diversion and borrow pit access roads as well as the construction of the wall. To date the wall’s clay core has been completed and the sand and gravel drains are being constructed. Approximately 35% of the TMF project has been completed.  The TMF is being designed to accept 1.3 Mtpa of solids for the first year and 1.7 Mtpa for the remainder of its 8.5 year life providing the need for a TMF with a storage capacity of 14.3 million tonnes of solids.

The focus for the remainder of 2011 with respect to the Twangiza Phase 1 project will be to maintain the construction schedules and interface sequences of the different projects to support the overall project’s completion by the fourth quarter of 2011.  In addition, as part of the development schedule, activities such as resourcing and training of employees, interaction with the local communities as well as the implementation of management systems will be advanced in order to get the mine operational prior to the commencement of production.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Exploration and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Results of Operations

For the three month period ended March 31, 2011, the Company reported a net loss of $1,533 or $0.00 per share, compared to a net loss of $672 or $0.01 per share, reported for the three month period ended March 31, 2010. During the first quarter of 2011, significant changes in operating expenses occurred in the expense categories described below as compared to the first quarter of 2010:

Consulting, management and professional fees

Consulting, management and professional fees increased to $565 during the first quarter of 2011 from $178 incurred during the first quarter of 2010. Professional fees, which were mainly legal, audit and accounting fees, increased to $264 during the first quarter of 2011 from $121 for the corresponding period in 2010 mainly related to higher accounting-related fees with respect to the Company’s transition to International Financial Reporting Standards (“IFRS”) effective January 1, 2011. An amount of $245 with respect to consulting fees was incurred during the first quarter of 2011 in connection with the Company’s strategic planning and other corporate advice. No consulting fees were incurred during the first quarter of 2010.

Office and sundry

Office and sundry expenses, which increased by approximately 38% during the first quarter of 2011 compared to the first quarter of 2010, included items such as rent, filling fees, insurance, communication costs, government fees and taxes as well as recruitment fees.  The increase in this category is mainly due to increased recruitment costs as well as increased stock exchange filing fees with respect to the listing of additional securities of the Company.

Share-based payment expenses

The fair value of employee stock-based compensation recorded during the first quarter of 2011 increased to $661 from $632 recorded during the corresponding period in 2010. Share-based payment expenses recorded during the first quarter of 2011 were in relation to stock options issued to employees, directors and officers of the Company and vested during the first quarter of 2011.

Travel and promotion

Travel and promotion expenses increased by 51% from $312 incurred during the first quarter of 2010 to $470 for the same period in 2011, reflecting increased investor relations activities and visits to the Company's projects in the DRC, as well as increases in travel to conferences and other corporate events.

Foreign exchange gain

The Company recorded a foreign exchange gain of $1,002 during the first quarter of 2011, compared to a foreign exchange gain of $1,239 recorded during the first quarter of 2010, as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s surplus cash is invested in US$ and Cdn$ commercial paper and discount notes.  During the three month period ended March 31, 2011, these short term investments generated interest revenue of $99 compared to $52 generated during the same period in 2010.  Although interest rates have remained low in general, the increase in interest revenue was mainly due to an increased average balance of short term investments outstanding during the period as a result of a financing completed by the Company during the first quarter of 2011.

Exploration and evaluation expenditures

During the first quarter of 2011, the Company incurred exploration and evaluation expenditures of $5,698 capitalized as exploration and evaluation assets in the Company’s consolidated statement of financial position. The allocation of such exploration and evaluation expenditures by project was as follows:

Twangiza project	$2,057
Namoya project	1,896
Lugushwa project	1,223
Kamituga project	506
Banro Congo Mining SARL	16

Total	$ 5,698

Development expenditures

During the first quarter of 2011, the Company incurred development expenditures of $29,681 with respect to the construction of the Company’s Twangiza Phase 1 mine capitalized in the consolidated statement of financial position as mines under construction assets.

Summary of Quarterly Results

The following table sets out certain unaudited interim consolidated financial information of the Company for each of the last eight quarters, beginning with the first quarter of 2011.  This financial information has been prepared in accordance International Accounting Standard (“IAS”) 34 Interim Financial Reporting using accounting policies consistent with IFRS issued by the International Accounting Standards Board. (“IASB”).

	2011	2010	2010	2010
	1st Quarter	4th Quarter	3rd Quarter	2st Quarter
Net (loss) income	$(1,533)	$(1,555)	$1,085	$(2,105)
Net (loss) income per share	$(0.01)	$(0.01)	$0.01	$(0.02)

	2010	2009(*)	2009(*)	2009(*)
	1st Quarter	4th Quarter	3rd Quarter	2st Quarter

Net (loss) income	$(672)	$(5,816)	$4,549	$(2,151)
Net (loss) income per share	$(0.00)	$(0.05)	$0.04	$(0.03)

(*) The 2009 figures in the table above have not and are not required to be restated to be accordance with IFRS.

The Company’s net loss of $1,533 recorded during the first quarter of 2011 did not significantly vary compared to a net loss of $1,555 incurred in the previous quarter. During the fourth quarter of 2010, the Company incurred a net loss of $1,555 which, as compared to the net income of $1,085 recorded during the third quarter of 2010, was mainly due to the following: (a) decreased foreign exchange gain of $2,052 recorded in the fourth quarter of 2010, compared to a foreign exchange gain of $4,298 recorded during the third quarter of 2010; and (b) decreased salaries of $1,173 incurred during the fourth quarter of 2010 compared to salaries $1,719 incurred during the third quarter of 2010.   The Company had net income of $1,085 during the third quarter of 2010 compared to a net loss of $2,105 in the second quarter of 2010.  The net income for the third quarter of 2010 was significantly impacted by a foreign exchange gain of $4,298 (compared to a foreign exchange loss of $151 incurred during the second quarter of 2010) and an increase in salaries due to severance payments made during the third quarter of 2010.  The Company’s net loss for the second quarter of 2010 was $2,105 compared to a net loss of $672 recorded in the first quarter of 2010.  The increase of $1,433 was mainly due to a foreign exchange loss of $151 incurred in the second quarter of 2010 as compared to a foreign exchange gain of $1,239 incurred in the first quarter of 2010. In addition, the Company incurred consulting fees of $185 during the second quarter of 2010 compared to $nil in the first quarter of 2010.  The Company’s net loss of $672 recorded during the first quarter of 2010 compared to a net loss of $5,816 incurred in the previous quarter, was significantly impacted by stock option compensation expense of $646 which was offset by a foreign exchange gain of $1,239 recorded as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.

During the fourth quarter of 2009, the Company incurred a net loss of $5,816 which was mainly due to the following:  (a) a loss in the amount of $3,286 with respect to the BRC DiamondCore Ltd. (“BRC”) debt settlement, (b) a loss in the amount of $1,237 in relation to reduction in the value of the Company’s investment in BRC, (c) the recording of an equity loss in BRC of $215, and (d) a foreign exchange gain of $1,181.  During the third quarter of 2009, the Company recorded net income of $4,549 compared to a net loss of $2,151 recorded for the second quarter of 2009.  The Company’s results for the third quarter of 2009 were significantly impacted by a foreign exchange gain of $6,549 as a result of fluctuations in the value of the United States dollar relative to the Canadian dollar.

Liquidity and Capital Resources

As at March 31, 2011, the Company had cash and short-term investments of $95,102 compared to cash and short term investments of $76,292 as at December 31, 2010. The Company’s liquidity position was significantly improved during the first quarter of 2011 as the Company completed a financing involving the issuance of 17,500,000 special warrants of the Company at a price of Cdn$3.25 per special warrant for aggregate gross proceeds of Cdn$56,875.  During the first quarter of 2011, the Company spent $6,117 in cash exploration expenditures and $26,691 for cash Twangiza Phase 1 mine development expenditures (compared to $4,075 spent in exploration expenditures during the first quarter of 2010). In addition, during the first quarter of 2011 the Company spent $787 on capital assets (compared to $7,509 spent during the first quarter of 2010) to carry on its projects in the DRC. During the first quarter of 2011, the Company continued the construction of the Twangiza Phase 1 gold mine and carried out its exploration activities at Twangiza, Lugushwa, Namoya and Kamituga, which consisted of diamond and auger drilling, gridding, mapping, and soil, stream and rock sampling.

With the cash and short term investments available as at March 31, 2011, the Company expects to complete the construction of the Twangiza Phase 1 gold mine and commence gold production by the fourth quarter of 2011. However, if the Company experiences cost overruns and delays in completion schedules, there may be a need to raise additional financing in order to complete the Twangiza Phase 1 mine.  In addition, the Company will require significant additional financing in order to carry out plans to develop its other projects. The Company currently has no operating revenues and is wholly reliant upon external financing to fund its activities.  There is no assurance that such financing will be available on acceptable terms, if at all.

The current overall capital cost estimate for the Twangiza Phase 1 project from inception to first gold pour in the fourth quarter of 2011 is approximately $209 million, including contingencies of approximately $13.5 million.  Up to March 31, 2011, approximately $148 million of Twangiza Phase 1 expenditures had been completed.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years
Operating leases	$856	$243	$546	$67	$-

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements included the following:

Provisions and contingencies

The amount recognized as provision, including legal, contractual and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements.

Exploration and evaluation expenditure

The application of the Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions made may change if new information becomes available. If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of comprehensive income (loss) during the period the new information becomes available.

Impairment

Assets, including property, plant and equipment, exploration and evaluation, mines under construction and mineral properties, are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. The assessment of the fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, rehabilitation and restoration costs, future capital requirements and future operating performance. Changes in such estimates could impact recoverable values of these assets. Estimates are reviewed regularly by management.

Share-based payment transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.  Under IFRS, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the period ended March 31, 2011 included:

Three months ended	March 31, 2011	March 31, 2010
Risk Free Interest Rate	2.31%	1.67% - 1.91%
Expected life	3 years	3 years
Annualized volatility	89.22%	90.41% - 90.74%
Dividend yield	0.00%	0.00%
Forfeiture rate	2.00%	2.00%
Grant date fair value	$1.69	$1.10 - $1.29

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

Depreciation of mining assets

It is anticipated that upon commencement of production, the Company will apply the units of production method for amortization of its mine assets based on resource ore tons mined. These calculations require the use of estimates and assumptions. Significant judgment is required in assessing the available reserves, resources and the production capacity of the plants to be amortized under this method. Factors that are considered in determining reserves, resources and production capacity are the economic feasibility of the reserves, life of the project and proven and probable mineral reserves, the complexity of metallurgy, markets and future developments. Estimates of proven and probable reserves are prepared by experts in extraction, geology and reserve determination. When these factors change or become known in the future, such differences will impact pre-tax profit and carrying value of assets.

New Pronouncements Adopted

March 31, 2011 is the Company’s first reporting period under IFRS. Accounting standards effective for periods beginning on January 1, 2011 have been adopted as part of the transition to IFRS.

Transition to IFRS

IFRS 1, First Time Adoption of IFRS, requires that comparative financial information be provided. As a result, the first date at which the Company has applied IFRS was January 1, 2010. IFRS 1 requires first-time adopters to retrospectively apply all effective IFRS standards as of the reporting date, which for the Company will be December 31, 2011. However, it also provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adoption. Prior to transition to IFRS, the Company prepared its financial statement in accordance with Canadian GAAP.

In preparing the Company’s opening IFRS consolidated statements of financial position, the Company has adjusted amounts reported previously in the financial statements prepared in accordance with previous Canadian GAAP. The IFRS 1 applicable exemptions and exceptions applied in the conversion from Canadian GAAP to IFRS are as follows:

    i)    Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 to equity instruments that were granted and that vest before the transition date. As a result of applying this exemption, the Company will apply the provision of IFRS 2 to all outstanding equity instruments that are unvested prior to the date of transition to IFRS.

    ii)    Estimates

The estimates previously made by the Company under Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error.  As a result, the Company has not used hindsight to create or revise estimates.

IFRS employs a conceptual framework that is similar to Canadian GAAP. However significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption has not changed the Company’s actual cash flows, it has resulted in changes to the Company’s consolidated balance sheets and statement of operations and comprehensive loss. The statement of comprehensive loss has been changed to comply with IAS 1 Presentation of Financial Statements. The Canadian GAAP consolidated balance sheets as at January 1, 2010 and December 31, 2010, the consolidated statements of operations and comprehensive loss for the three month period ended March 31, 2010 as well as the consolidated statement of cash flows for the three month period March 31, 2010 have been reconciled to IFRS, with a summary of the most significant changes in policy as follows:

Share-Based Payments

Under IFRS 2 Share-Based Payments, each tranche of an award with different graded vesting are accounted for as separate awards and the resulting fair value is amortized over the vesting period of the respective tranches.  Under Canadian GAAP, the Company was accounting for these as a single award. In addition, under IFRS 2, the Company is required to estimate the number of forfeitures likely to occur on grant date and reflect this in the share-based payment expense revising for actual experiences in subsequent periods.  Under Canadian GAAP, forfeitures were recognized as they occurred.  Accordingly, the Company’s investment in BRC was impacted as a result of this IFRS adjustment to share based payments.

The impact of adjustments relates to share based payments on the Company’s consolidated statement of financial position is as follows:

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Exploration and evaluation	(105)	1	112
Mine under construction	(4)	36	40
	(109)	37	152

Contributed surplus	(393)	23	519
Deficit	284	14	(367)
	(109)	37	152

Mineral properties

Under Canadian GAAP, exploration and development costs relating to mineral properties and rights are deferred and carried as an asset until the properties are in production or until the project is abandoned. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration and development costs. If a property is determined to be non-commercial, non-productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations. Canadian GAAP does not provide a single accounting standard for exploration and evaluation of mineral resources. In contrast, IFRS 6 Exploration for and Evaluation of Mineral Resources provides specific industry guidance on the treatment of exploration and evaluation expenditures. Expenditures related to the development of mineral resources are not recognised as exploration and evaluation assets. As a result, the Company has reclassified expenses recorded under mineral properties into (1) exploration and evaluation assets and (2) mine under construction.

Based on the foregoing, the reclassification of mineral properties to exploration and evaluation and mine under construction is as follows:

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Mineral properties CDN GAAP balance	(230,915)	(134,261)	(123,521)
Reallocation - IFRS:
Exploration and evaluation	84,262	67,628	64,637
Mine under construction	146,653	66,633	58,884
	–	–	–

Investment in Associate

The Company’s associate, BRC DiamondCore Ltd (“BRC”), also adopted IFRS which resulted in an adjustment related to share-based payments in the associate’s financial statements. BRC previously reported under Canadian GAAP. IFRS requires that an associate’s accounting policies be consistent with its investors. Similar to the Company, BRC’s first date of applying IFRS was January 1, 2010. The following summarizes the impact on the Company’s consolidated statement of financial position:

	December 31, 2010	March 31, 2010	January 1, 2010
	$	$	$
Investment	(1)	(1)	6
	(1)	(1)	6

Contributed surplus	(5)	(4)	26
Deficit	4	3	(20)
	(1)	(1)	6

Non-IFRS reclassification

Concurrent with the work performed for the transition to IFRS, the Company took the opportunity to consider its financial disclosures and decided to make additional reclassifications. While these are not as a direct result of the IFRS transition, the Company has identified such reclassifications in order to assist the reader in making comparisons with historic financial information which has previously been published. The reclassification for employee retention was made from long term to short term liability and resulted in no impact to total liabilities and total net assets.

Future Accounting Standards

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

A revised version of IAS 24 Related party disclosures (“IAS 24”) was issued by the IASB on November 4, 2009. IAS 24 requires entities to disclose in their consolidated financial statements information about transactions with related parties. Generally, two parties are related to each other if one party controls, or significantly influences, the other party. IAS 24 has simplified the definition of a related party and removed certain of the disclosures required by the predecessor standard. The revised standard is effective for annual periods beginning on or after January 1, 2011. The adoption of this issuance did not have a significant impact on the consolidated financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. IFRS 10 supersedes IAS 27 “Consolidated and Separate Financial Statements” and SIC-12 “Consolidated – Special Purpose Entities” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 11 Joint Arrangements (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement. IFRS 11 supersedes the current IAS 31 “Interests in Joint Ventures” and SIC-13 “Jointly Controlled Entities – Non-Monetary Contributions by Venturers” and is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) applies to entities that have an interest in a subsidiary, a joint arrangement, an associate or an unconsolidated structured entity. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 13 Fair Value Measurements (“IFRS 13”) defines fair value, sets out in a single IFRS framework for measuring fair value and requires disclosures about fair value measurements. IFRS 13 applies to IFRSs that require or permit fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements), except in specified circumstances. IFRS 13 is to be applied for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

IFRS 7 Financial instruments: disclosures (“IFRS 7”) The Accounting Standards Board ["AcSB"] approved the incorporation of the IASB's amendments to IFRS 7 Financial Instruments: Disclosures and the related amendment to IFRS 1 First-time Adoption of International Financial Reporting Standards into Part I of the Handbook. These amendments were made to Part I in January 2011 and are effective for annual periods beginning on or after July 1, 2011. Earlier application is permitted. The amendments relate to required disclosures for transfers of financial assets to help users of the financial statements evaluate the risk exposures relating to such transfers and the effect of those risks on an entity's financial position. The Company is currently evaluating the impact of IFRS 7 on its consolidated financial statements.

Financial Instruments

Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances receivable, balances due from related parties, short-term investments, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities; and
•
Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

There were no transfers between Level 1 and 2 during the reporting period. The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values. Cash and cash equivalents is ranked Level 1 as the market value is readily observable. The carrying value of cash and cash equivalents approximates fair value as maturities are less than three months.

Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contacts, it does not generally enter into such arrangements.

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities.  Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive loss. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. See Note 13 of the Interim Financial Statements for additional details.

Credit Risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand.  Cash and cash equivalents are held in Canada, the DRC and South Africa.  It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service).  Management continuously monitors the fair value of its investments to determine potential credit exposures.  Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments.  Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.  See Note 13 of the Interim Financial Statements for additional details.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and equity capital markets.

Mineral Property Risk

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment in or loss of part or all of the Company's assets.

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series.  As at June 1, 2011, the Company had outstanding 190,962,625 common shares, warrants to purchase an aggregate of 5,836,813 common shares and stock options to purchase an aggregate of 11,542,763 common shares.  In addition, the Company had outstanding broker warrants to purchase 1,050,000 common shares.

Related Party Transactions

The Company’s related parties include key management.  Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”) and the Vice Presidents reporting directly to the CEO.  The remuneration of the key management of the Company as defined above, during the three months ended March 31, 2011 and 2010 was as follows:

	March 31, 2011	March 31, 2010
Salaires and directors' fees	$740	$417
Other benefits	$17	$8
Employee retention allowance	$40	–
Share based payments	$127	$521
	$924	$946

Directors fees of $56 (March 31, 2010 - $56) were paid to non-executive directors of the Company during the three months ended March 31, 2011.

During the three month period ended March 31, 2011, legal fees of $239 (March 31, 2010 - $94), incurred in connection with the Company’s financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company and a former partner is an officer of the Company (an officer of the Company was also a partner of this law firm until January 31, 2011). As at March 31, 2011, $216 (December 31, 2010 - $31) owing to this legal firm was included in accounts payable.

During the three month period ended March 31, 2011, the Company incurred common expenses of $14 (March 31, 2010 - $nil) in the DRC together with a corporation with common directors.  As at March 31, 2011, an amount of $125 (December 31, 2010 – $111) owing from this corporation was included in due from related parties in the consolidated statements of financial position.

During the three month period ended March 31, 2011, the Company incurred common expenses of $4 (March 31, 2011 - $nil) with a corporation with common directors.  As at March 31, 2011, an amount of $4 (December 31, 2010 - $nil) owing from this corporation was included in due from related parties in the consolidated statements of financial position.

During the three month period ended March 31, 2011, $12 was repaid to BRC with respect to the Company’s share of common expenses in the DRC. As at March 31, 2011, an amount of $1 (December 31, 2010 - $13) was due to BRC.  See Note 4 of the Interim Financial Statements for additional information.

These transactions are in the normal course of operations and are measured at the exchange amount.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects.  The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.  In recent years, the DRC has experienced two wars and significant political unrest.  Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

The only sources of future funds for further exploration programs or, if applicable, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  There is no assurance that such sources of financing will be available on acceptable terms, if at all.

All of the Company's properties are in the exploration or development stage only.  The Company currently operates at a loss and does not generate any revenue from operations.  The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate.  Few properties which are explored are ultimately developed into producing mines.  Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site.  It is impossible to ensure that the Company's exploration or development programs will result in a profitable commercial mining operation.

The Company's mineral resources and mineral reserves are estimates and no assurances can be given that the indicated levels of gold will be produced.  Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the resource and reserve estimates for its properties are well established, by their nature resource and reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.  In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if applicable, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely.  The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods.  The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted.  As the Company is only at the exploration and development stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency.  Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses.  During the first quarters of 2011 and 2010, the Company recorded a foreign exchange gain of $1,002 and a foreign exchange gain of $1,239, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar.  No currency hedge policies are in place or are presently contemplated.

Reference is made to the Company's annual information form dated March 29, 2011 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).